As filed with the United States Securities and Exchange Commission on April 16, 2003.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Freeport-McMoRan Copper & Gold Inc.

(Exact name of registrant as specified in its charter)

Delaware

1000

74-2480931

(State or other

(Primary Standard Industrial Code Number)

(I.R.S. Employer

jurisdiction of incorporation

Identification Number)

or organization)

1615 Poydras Street

New Orleans, Louisiana 70112

(504) 582-4000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Kathleen L. Quirk

Vice President and Treasurer

Freeport-McMoRan Copper & Gold Inc.

1615 Poydras Street

New Orleans, Louisiana 70112

(504) 582-4000

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copy to:

Douglas N. Currault II, Esq.

Jones, Walker, Waechter,

Poitevent, Carrère & Denègre, L.L.P.

201 St. Charles Avenue, 51st Floor

New Orleans, Louisiana 70170

telephone:  (504) 582-8000

facsimile:  (504) 582-8012

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered pursuant to dividend or interest reinvestment plans, check the following box.  [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee
7% Convertible Senior Notes due 2011 Common stock, par value $0.10 per share	575,000 18,625,292(3)	$1,000 (3)	$575,000,000(2) (3)	$46,518 (3)

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended, and exclusive of accrued interest, if any.

(2)

Represents the aggregate outstanding principal amount of 7% convertible senior notes due 2011.

(3)

Represents that number of shares of our common stock that are issuable upon conversion of the 7% convertible senior notes due 2011 registered hereby at the conversion price of $30.8720 per share.  Pursuant to rule 416 under the Securities Act, the number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.  No separate consideration will be received for the shares of our common stock issuable upon conversion of the 7% convertible senior notes due 2011 and, therefore, no registration fee is required pursuant to Rule 457(i) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

Subject to completion, dated April 16, 2003

Prospectus

$575,000,000

[Logo]

Freeport-McMoRan Copper & Gold Inc.

7% Convertible Senior Notes due 2011 and the

Common Stock Issuable Upon Conversion of the

7% Convertible Senior Notes due 2011

We issued the 7% convertible senior notes due 2011 in a private placement in February 2003.  This prospectus will be used by the selling security holders to resell their notes and the common stock issuable upon the conversion of their notes.

The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our class B common stock. The notes are convertible at a conversion price of $30.8720 per share, which is equal to a conversion rate of 32.3918 shares of class B common stock per $1,000 principal amount of notes, subject to adjustment.

We will pay interest on the notes on March 1 and September 1 of each year, beginning September 1, 2003, and at maturity. The notes will mature on February 11, 2011.

The notes are our unsecured and unsubordinated obligations and rank equally in right of payment with all our existing and future unsecured and unsubordinated indebtedness. In addition, the notes effectively rank junior to our secured indebtedness and our subsidiaries’ liabilities.

Our class B common stock is listed on the New York Stock Exchange under the symbol “FCX.”  On April 11, 2003, the closing price of our class B common stock as reported on the New York Stock Exchange was $18.49 per share.

Investing in the notes or the common stock issuable upon their conversion  involves significant risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is                                       , 2003.

TABLE OF CONTENTS

Page

Cautionary Notice Regarding Forward-Looking Statements	ii
Summary	1
The Offering	3
Risk Factors	5
Use of Proceeds	13
Ratio of Earnings to Fixed Charges	13
Description of the Notes	14
Description of Common Stock	24
Dividend Policy	28
Certain U.S. Federal Income Tax Consequences	29
Selling Securityholders	32
Plan of Distribution	35
Legal Matters	36
Independent Auditors	36
Reserves	37
Where You Can Find More Information	37

Freeport-McMoRan Copper & Gold Inc. is a Delaware corporation. Our principal executive offices are located at 1615 Poydras Street, New Orleans, Louisiana 70112 and our telephone number at that address is (504) 582-4000. Our website is located at www.fcx.com. The information on our website is not part of this prospectus.

In this prospectus, “we,” “us,” “our,” “FCX” and “the company” refer to Freeport-McMoRan Copper & Gold Inc. and its consolidated subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), both as amended. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including statements about anticipated sales volumes, production volumes, ore grades, commodity prices, development and capital expenditures, mine production and development plans, environmental reclamation and closure costs and plans, reserve estimates, economic and social conditions in our areas of operations, and exploration efforts and results; statements of the plans, strategies and objectives of management for future operations; statements regarding future economic conditions or performance; statements regarding exploration activities; statements about political uncertainties, dealings with regulatory authorities or dealings with indigenous people; statements of belief; and statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “plan” or “anticipate” and other similar words. Such forward-looking statements may be contained in the sections of this prospectus entitled “Summary” and “Risk Factors,” among other places.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this prospectus. All forward-looking statements contained or incorporated by reference in this prospectus are made as of the date of this prospectus. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. Currently known risk factors include, but are not limited to, the factors described in the section of this prospectus entitled “Risk Factors.” We urge you to review carefully this section for a more complete discussion of the risks of an investment in the notes.

ii

SUMMARY

This summary highlights selected information we have included in or incorporated by reference into this prospectus.  It does not contain all information that may be important to you.  More detailed information about the notes, our business and our financial and operating data is contained elsewhere in this prospectus.  We encourage you to read this prospectus, including the section entitled “Risk Factors,” and the financial statements and notes thereto incorporated by reference in this prospectus, in their entirety before making an investment decision.

Company Overview

We are one of the world’s largest copper and gold mining and production companies in terms of reserves and production. We are also the lowest cost copper producer in the world, after taking into account credits for related gold and silver production. Our principal asset is the Grasberg mine, which we discovered in 1988. Grasberg contains the largest single gold reserve and one of the largest copper reserves of any mine in the world.

Our principal operating subsidiary is PT Freeport Indonesia, a limited liability company organized under the laws of the Republic of Indonesia and incorporated in Delaware. We own approximately 90.64 percent of PT Freeport Indonesia, and the Government of Indonesia owns the remaining approximate 9.36 percent. PT Freeport Indonesia mines, processes and explores for ore containing copper, gold and silver. It operates in the remote highlands of the Sudirman Mountain Range in the province of Papua (formerly Irian Jaya), Indonesia, which is on the western half of the island of New Guinea. PT Freeport Indonesia markets its concentrates containing copper, gold and silver worldwide.

PT Freeport Indonesia conducts its operations pursuant to an agreement, called a Contract of Work, with the Government of Indonesia.  The Contract of Work allows us to conduct extensive mining, production and exploration activities in a 24,700-acre area that we call Block A, which contains the Grasberg mine, and governs our rights and obligations relating to taxes, exchange controls, royalties, repatriation and other matters. The Contract of Work also allows us to explore for minerals in a 0.5-million-acre area that we call Block B (currently in suspension). The term of our Contract of Work expires in 2021, but we can extend it for two 10-year periods subject to Indonesian government approval, which cannot be withheld or delayed unreasonably.

Another of our operating subsidiaries, PT Irja Eastern Minerals, which we refer to as Eastern Minerals, holds an additional Contract of Work in Papua covering approximately 1.2 million acres and conducts exploration activities (currently suspended) under this Contract of Work. We have a 100 percent ownership interest in Eastern Minerals.

In 1996, we established joint ventures with Rio Tinto plc, an international mining company with headquarters in London, England. Rio Tinto conducts mining operations in North America, South America, Asia, Europe and southern Africa. For fiscal year 2002, Rio Tinto had revenues of $10.8 billion and net income of $651 million. One of our joint ventures with Rio Tinto covers PT Freeport Indonesia’s mining operations in Block A. This joint venture gives Rio Tinto, through 2021, a 40 percent interest in certain assets and in production above specified levels from operations in Block A and, after 2021, a 40 percent interest in all production in Block A. Under our joint venture arrangements, Rio Tinto also has a 40 percent interest in PT Freeport Indonesia’s Contract of Work and Eastern Minerals’ Contract of Work. In addition, Rio Tinto has the option to participate in 40 percent of any of our other future exploration projects in Papua. To date, Rio Tinto has elected to participate in all exploration projects, including PT Nabire Bakti Mining.

Under another joint venture agreement through PT Nabire Bakti Mining, we conduct exploration activities (currently suspended) in an area covering approximately 0.5 million acres in five parcels contiguous to PT Freeport Indonesia’s Block B and one of Eastern Minerals’ blocks.

At December 31, 2002, PT Freeport Indonesia’s share of proven and probable recoverable reserves totaled 39.4 billion pounds of copper and 48.5 million ounces of gold, all of which are located in Block A. Our approximate 90.64 percent equity share of those proven and probable recoverable reserves totaled 35.7 billion pounds of copper and 44.0 million ounces of gold (see “Ore Reserves”). In this prospectus, we refer to (1) aggregate reserves, which means all reserves for the operations we manage, (2) PT Freeport Indonesia’s share of reserves, which means the reserves net of Rio Tinto’s interest under our joint venture arrangements and which are the reserves reported as those of our operations in our consolidated financial statements and (3) our equity share of reserves, which means PT Freeport Indonesia’s share net of the 9.36 percent interest that the Government of Indonesia owns.

We also smelt and refine copper concentrates in Spain, and market the refined copper products, through our wholly owned subsidiary, Atlantic Copper, S.A.  In addition, PT Freeport Indonesia has a 25 percent interest in PT Smelting, an Indonesian company that operates a copper smelter and refinery in Gresik, Indonesia.  These smelters play an important role in our concentrate marketing strategy, as approximately one-half of PT Freeport Indonesia’s concentrate production is sold to Atlantic Copper and PT Smelting.

For further information regarding the Contracts of Work, our reserves, our joint venture agreements, our smelting and refining operations, and other aspects of our operations, we refer you to the section of our annual report on Form 10-K for the year ended December 31, 2002 entitled “Business and Properties,” which is incorporated in this prospectus by reference.

THE OFFERING

The following is a brief summary description of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus.

Issuer	Freeport-McMoRan Copper & Gold Inc.
Notes offered	$575,000,000 principal amount of 7% Convertible Senior Notes due 2011.
Maturity	February 11, 2011
Interest	7% per annum on the principal amount, payable semiannually on March 1 and September 1, beginning on September 1, 2003, and at maturity.
Conversion rights

The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our class B common stock at a conversion price of $30.8720 per share, which is equal to a conversion rate of 32.3918 shares of our class B common stock per $1,000 principal amount of notes. The conversion rate is subject to adjustment. See “Description of the Notes — Conversion Rights.”

Ranking	The notes will be unsecured and:
• will rank equally in right of payment with all existing and future senior debt;
• will rank senior to any future subordinated debt;
• will be effectively subordinated to our secured debt to the extent of the value of the assets securing such debt; and
• will be effectively subordinated to all liabilities and preferred stock of our subsidiaries.
See “Description of the Notes — Ranking.”
Change of control

Upon a change of control event, each holder of the notes may require us to repurchase some or all of its notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. The repurchase price is payable:

• in cash; or

     •

at our option, subject to the satisfaction of certain                 conditions, in our class B common stock. The number of                 shares of class B common stock will equal the                 repurchase price divided by 95% of the average of the                 closing sale prices of the class B common stock for the                 five consecutive trading days ending on and including                 the third day prior to the repurchase date.

See “Description of the Notes — Change of Control Permits Purchase of Notes at the Option of the Holder.”
Use of proceeds	We will not receive any of the proceeds from the sale by the selling securityholders of the notes and the common stock issuable upon 3 conversion of the notes.

DTC eligibility

The notes were issued in book-entry form and are be represented by permanent global certificates without coupons deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company in New York, New York. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes — Form, Denomination and Registration.”

Trading

The notes are currently eligible for trading on the PORTAL Market. However, notes sold using this prospectus will no longer be eligible for trading in the PORTAL market.  Our class B common stock is traded on the New York Stock Exchange under the symbol “FCX.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before making an investment decision with respect to the notes.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information appearing in this prospectus and the documents to which we refer you, including those incorporated by reference in this prospectus, before making an investment decision with respect to the notes.  Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flow and results of operations.

Risks Related to our Business

Because our primary operating assets are located in the Republic of Indonesia, our business may be adversely affected by Indonesian political, economic and social uncertainties beyond our control, in addition to the usual risks associated with conducting business in a foreign country.

Indonesia continues to face political, economic and social uncertainties, including separatist movements and civil and religious strife in a number of provinces. In particular, several separatist groups are opposing Indonesian rule over the province of Papua, where our mining operations are located, and have sought political independence for the province. In response to these demands for political independence, new Indonesian regional-autonomy laws became effective January 1, 2001. However, the manner in which these new autonomy laws will be implemented and the degree of political and economic autonomy that they may bring to individual provinces, including Papua, is uncertain and is a current issue in Indonesian politics. Moreover, there have been sporadic attacks on civilians by separatists and sporadic but highly publicized conflicts between separatists and the Indonesian military. Social, economic and political instability in Papua could materially and adversely affect us if this instability results in damage to our property or interruption of our activities.

On August 31, 2002, three people were killed and 11 others were wounded in an ambush by a group of unidentified assailants, who shot at several vehicles transporting international contract schoolteachers from our school in Tembagapura, their family members, and other contractors to PT Freeport Indonesia on the road near Tembagapura, the mining town where the majority of PT Freeport Indonesia’s personnel reside. The identity of the assailants remains uncertain. Some press reports have indicated that members of the military may be responsible for the attack, but military officials have denied these allegations.  Some press reports have also indicated that Papuan separatists may be responsible for the attack, but representatives of the separatists have denied these allegations.  We, the U.S. government, the central Indonesian government, the Papuan provincial and local governments, and leaders of the local people residing in the area of our operations have condemned the attack. Indonesian authorities continue to investigate the incident and we are cooperating fully with the investigation. Representatives of the U.S. Federal Bureau of Investigation also visited the site and are consulting with the Indonesian authorities about the incident.

On October 12, 2002, a bombing killed approximately 200 people in the Indonesian province of Bali, which is 1,500 miles west of our mining and milling operations. Indonesian police, working cooperatively with Australian and U.S. investigators, conducted an investigation that has led to the arrest of 15 suspects. Press reports indicate that some of the suspects may be linked to international terrorist organizations. Our mining and milling operations were not interrupted by either the August 31 or October 12 incidents.

The Government of Indonesia, which provides security for PT Freeport Indonesia’s personnel and operations, has expressed a strong commitment to protect natural resources businesses operating in Indonesia, including PT Freeport Indonesia, with heightened security following the Bali bombing and the shooting incident discussed above.

We cannot predict whether or not there will be additional incidents similar to the recent shooting or bombing. If there were to be additional separatist or other violence in Indonesia, it could materially and adversely affect our business and profitability in ways that we cannot predict at this time.

With the approval of the Indonesian government in 2001, we temporarily suspended our field exploration activities outside of Block A due to safety and security issues and uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas covered by the Contracts of Work and an Indonesian law enacted in 1999 prohibiting open-pit mining in forest preservation areas. We cannot predict when we will be able to resume our exploration activities in these areas. We expect to continue to seek renewals of these suspensions for each of the suspended areas if required.

In August 1998, we suspended operations for three days at our Grasberg mine in response to a wildcat work stoppage (not authorized by the workers' union) by a group of workers, a majority of whom were employees of our contractors. The workers cited employment issues as the reasons for their work stoppage. In March 1996, local people engaged in acts of vandalism that caused approximately $3 million of damages to our property. As a precautionary measure, we closed the Grasberg mine and mill for three days.

Maintaining a good working relationship with the Indonesian government is important to us because all of our mining operations are located in Indonesia and are conducted pursuant to Contracts of Work with the Indonesian government. For a discussion of the risks relating to our Contracts of Work, see the risk factor below. Accordingly, we are also subject to the usual risks associated with conducting business in a foreign country, including the risk of forced modification of existing contracts; changes in the country’s laws or policies, including laws or policies relating to taxation, royalties, imports, exports and currency; and the risk of having to submit to the jurisdiction of a foreign court or having to enforce the judgment of a foreign court or arbitration panel against a sovereign nation within its own territory. In addition, we are subject to the risk of expropriation, and our insurance does not cover losses caused by expropriation.

Our current credit ratings have an impact on the availability and cost of capital to us. Because our primary business operations are in Indonesia, reductions in the sovereign credit ratings of Indonesia have historically had an adverse effect on our credit ratings, and we believe that this relationship is likely to continue.

The U.S. military action in Iraq, the terrorist attacks in the United States on September 11, 2001,  the potential for additional future terrorist acts and other recent events, have created economic and political uncertainties that could materially and adversely affect our business and the prices of our securities.

The U.S. military action in Iraq, the terrorist attacks that took place in the United States on September 11, 2001, the potential for additional future terrorist acts, and the growing tensions between the U.S. and North Korea have caused uncertainty in the world’s financial and insurance markets and may significantly increase global political, economic and social instability, including in Indonesia, the country in which we primarily operate. In addition to the October 12, 2002, bombing in Bali, there have been anti-American demonstrations in certain sections of Indonesia reportedly led by radical Islamic activists. Radical activists have also threatened to attack foreign assets and have called for the expulsion of United States and British citizens and companies from Indonesia.

It is possible that further acts of terrorism may be directed against the United States domestically or abroad, and such acts of terrorism could be directed against properties and personnel of companies such as ours. The attacks and the resulting economic and political uncertainties, including the potential for further terrorist acts, have caused the premiums charged for our insurance coverages to increase significantly. Moreover, while our property and business interruption insurance covers damages to insured property directly caused by terrorism, this insurance does not cover damages and losses caused by war. Terrorism and war developments may materially and adversely affect our business and profitability and the prices of our securities in ways that we cannot predict at this time.

Our Contracts of Work are subject to termination if we do not comply with our contractual obligations and, if a dispute arises, we may have to submit to the jurisdiction of a foreign court or panel. In addition, unless the Indonesian government permits us to suspend activities under our Contracts of Work, we are required to continue those activities or potentially be declared in default.

PT Freeport Indonesia’s and Eastern Minerals’ Contracts of Work were entered into under Indonesia’s 1967 Foreign Capital Investment Law, which provides guarantees of remittance rights and protection against nationalization. Our Contracts of Work can be terminated by the Government of Indonesia if we do not satisfy our contractual obligations, which include the payment of royalties and taxes to the government and the satisfaction of certain mining, environmental, safety and health requirements. Indonesian government officials have periodically raised questions regarding our compliance with Indonesian environmental laws and regulations and the terms of the Contracts of Work. In order to address these questions, the Indonesian government formed a fact-finding team in 2000 that reviewed our compliance with all aspects of PT Freeport Indonesia’s Contract of Work. When or whether the Indonesian government will release its report on its investigation is uncertain. In addition, we cannot assure you that the Indonesian government’s report, if and when they release it, will conclude that we are complying with all of the provisions of PT Freeport Indonesia’s Contract of Work.

Moreover, in recent years, certain government officials and others in Indonesia have questioned the validity of contracts entered into by the Government of Indonesia prior to October 1999, including PT Freeport Indonesia’s Contract of Work, which was signed in December 1991. We cannot assure you that the validity of, or our compliance with the terms of, the Contracts of Work will not be challenged for political or other reasons. PT Freeport Indonesia’s and Eastern Minerals’ Contracts of Work require that disputes with the Indonesian government be submitted to international arbitration. Notwithstanding the international arbitration provision, if a dispute arises under the Contracts of Work, we face the risk of having to submit to the jurisdiction of a foreign court or having to enforce the judgment of a foreign court or arbitration panel against Indonesia within its own territory.

In addition, our Contracts of Work permit us to suspend certain activities, including exploration, under the contracts for a period of one year by making a written request to the Indonesian government. These suspension requests are subject to the approval of the Indonesian government and are renewable annually. If we do not request a suspension or are denied a suspension, then we are required to continue our activities under the Contract of Work or potentially be declared in default. Moreover, if a suspension continues for more than one year for reasons other than force majeure and the Indonesian government has not approved such continuation, then the Indonesian government would be entitled to declare a default under the Contract of Work.

Servicing our debt will require a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

Our ability to make payments on and to refinance our debt depends on our ability to generate sufficient cash flow. This ability, to a significant extent, is subject to commodity prices and general economic, financial, regulatory, political and other factors that are beyond our control. In addition, our ability to borrow funds in the future to service our debt will depend on our meeting the financial covenants in our bank credit facility, our 10⅛% senior notes due 2010 and other debt agreements we may have in the future. Future borrowings may not be available to us under our bank credit facility or otherwise in amounts sufficient to enable us to pay our debt or to fund other liquidity needs. As a result, we may need to refinance all or a portion of our debt on or before maturity. Any inability to generate sufficient cash flow or refinance our debt on favorable terms could materially and adversely affect our financial condition.

Covenants in the documents governing our indebtedness impose restrictions on us.

The documents governing our indebtedness:

        •

restrict the repurchase of, and payment of dividends on, our common stock;

        •

limit, among other things, our ability to:

•

make investments;

•

engage in transactions with affiliates; and

•

create liens on our assets; and

        •

require us to maintain specified financial ratios and satisfy financial condition tests.

Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy these covenants, which could result in a default under the documents governing our indebtedness.

Our mining operations create difficult and costly environmental challenges, and future changes in environmental laws, or unanticipated environmental impacts from our operations, could require us to incur increased costs.

Mining operations on the scale of our operations in Papua involve significant environmental risks and challenges. Our primary challenge is to dispose of the large amount of crushed and ground rock material, called tailings, that results from the process by which we physically separate the copper, gold and silver from the ore that we mine. Under our tailings management plan, the river system near our mine transports the tailings to the lowlands where deposits of the tailings and natural sediments are controlled through a levee system for future revegetation and reclamation. We incurred aggregate costs of $7.0 million in 2002, $9.7 million in 2001 and $8.2 million in 2000 for our tailings management plan.

Another of our major environmental challenges is managing overburden, which is the rock that must be moved aside in order to reach the ore in the mining process. In the presence of air, water and naturally occurring bacteria, some overburden can cause acid rock drainage, or acidic water containing dissolved metals which, if not properly managed, can have a negative impact on the environment.

Certain Indonesian governmental officials have from time to time raised issues with respect to our tailings

                                                                                                7

 management plan and overburden management plan, including a suggestion that a pipeline system rather than our current system be implemented for tailings disposal. Our ongoing assessment of tailings management has identified significant unresolved technical, environmental and economic issues associated with a pipeline system. Because our mining operations are remotely located in steep mountainous terrain and in an active seismic area, a pipeline system would be costly, difficult to construct and maintain, and more prone to catastrophic failure. For these reasons, we do not believe that a pipeline system is practical.

We anticipate that we will continue to spend significant financial and managerial resources on environmental compliance. In addition, changes in Indonesian environmental laws or unanticipated environmental impacts from our operations could require us to incur significant additional costs.

The volume and grade of the reserves we recover and our rates of production may be more or less than we anticipate. In addition, we do not expect to mine all of our reserves before the initial term of our Contract of Work expires.

Our reserve amounts are determined in accordance with established mining industry practices and standards, but are only estimates of the mineral deposits that can be economically and legally recovered. In addition, our mines may not conform to standard geological expectations. Because ore bodies do not contain uniform grades of minerals, our metal recovery rates will vary from time to time, which will result in variations in the volumes of minerals that we can sell from period to period. Some of our reserves may become unprofitable to develop if there are unfavorable long-term market price fluctuations in copper and gold, or if there are significant increases in our operating and capital costs. In addition, our exploration programs may not result in the discovery of additional mineral deposits that we can mine profitably.

All of our current proven and probable recoverable reserves, including the Grasberg deposit, are located in Block A. The initial term of our Contract of Work covering these reserves expires at the end of 2021. We can extend this term for two successive 10-year periods, subject to the approval of the Indonesian government, which cannot be withheld or delayed unreasonably. Our reserve amounts reflect our estimates of the reserves that can be recovered before 2041 (i.e., before the expiration of the two 10-year extensions) and our current mine plan has been developed and our operations are based on our receiving the two 10-year extensions. As a result, we do not anticipate the mining of all of our reserves prior to the end of 2021 based on our current mine plan, and there can be no assurance that the Indonesian government will approve the extensions. Prior to the end of 2021, we expect to mine approximately 58 percent of aggregate proven and probable ore, representing approximately 65 percent of PT Freeport Indonesia’s share of recoverable copper reserves and approximately 74 percent of PT Freeport Indonesia’s share of recoverable gold reserves.

Our profitability can vary significantly with fluctuations in the market prices of copper and gold.

Our revenues are derived primarily from the sale of copper concentrates, which also contain significant amounts of gold and substantially less significant amounts of silver, and from the sale of copper cathodes, anodes, wire rod and wire. Although we sell most of our copper concentrates under long-term contracts, the selling price is based on world metal prices at or near the time of shipment and delivery.

Copper and gold prices fluctuated widely in 2001 and 2002, primarily due to the slowdown in global economic activity and the economic and political uncertainties created by the terrorist attacks in the United States on September 11, 2001. During 2002, the daily closing prices on the London spot market ranged from 64 cents to 77 cents per pound for copper and $278 to $349 per ounce for gold. During 2001, the daily closing prices on the London spot market ranged from 60 cents to 83 cents per pound for copper and $256 to $293 per ounce for gold.

World metal prices for copper have historically fluctuated widely and are affected by numerous factors beyond our control, including:

        •

the strength of the United States economy and the economies of other industrialized and developing nations;

        •

available supplies of copper from mine production and inventories;

        •

sales by holders and producers of copper;

        •

demand for industrial products containing copper; and

        •

speculation.

World gold prices have also historically fluctuated widely and are affected by numerous factors beyond our control, including:

        •

the strength of the United States economy and the economies of other industrialized and developing nations;

        •

global or regional political or economic crises;

        •

the relative strength of the United States dollar and other currencies;

        •

expectations with respect to the rate of inflation;

        •

interest rates;

        •

sales of gold by central banks and other holders;

        •

demand for jewelry containing gold; and

        •

speculation.

Any material decrease in market prices of copper or gold would materially and adversely affect our results of operations and financial condition.

In addition to the usual risks encountered in the mining industry, we face additional risks because our operations are located on difficult terrain in a very remote area.

Our mining operations are located in steeply mountainous terrain in a very remote area in Indonesia. Because of these conditions, we have had to overcome special engineering difficulties and to develop extensive infrastructure facilities. In addition, the area receives considerable rainfall, which has led to periodic floods and mud slides. The mine site is also in an active seismic area and has experienced earth tremors from time to time. In addition to these special risks, we are also subject to the usual risks associated with the mining industry, such as the risk of encountering unexpected geological conditions that may result in cave-ins and flooding of mine areas. Our insurance may not sufficiently cover an unexpected natural or operating disaster.

Movements in foreign currency exchange rates or interest rates could negatively affect our operating results and earnings.

All of our revenues are denominated in U.S. dollars. However, some of our costs, assets and liabilities are denominated in Indonesian rupiah, Australian dollars or euros. As a result, we are generally less profitable when the U.S. dollar weakens against these foreign currencies.

The rupiah/U.S. dollar daily closing exchange rate ranged from 8,425 to 10,510 rupiahs per U.S. dollar during 2002, and on December 31, 2002, the closing exchange rate was 8,940 rupiahs per U.S. dollar compared with 10,160 rupiahs per U.S. dollar on December 31, 2001. The Australian dollar/U.S. dollar daily closing exchange rate ranged from $0.51 to $0.58 per Australian dollar during 2002, and on December 31, 2002, the closing exchange rate was $0.56 per Australian dollar compared with $0.51 per Australian dollar on December 31, 2001. The euro/U.S. dollar daily closing exchange rate ranged from $0.84 to $0.96 per euro during 2002, and on December 31, 2002, the closing exchange rate was $1.05 per euro compared with $0.88 per euro on December 31, 2001.

From time to time we have in the past and may in the future implement currency hedges intended to reduce our exposure to changes in foreign currency exchange rates. However, our hedging strategies may not be successful, and any of our unhedged foreign exchange payment requirements will continue to be subject to market fluctuations. In addition, certain of our debt is based on fluctuating interest rates. Accordingly, an increase in interest rates could adversely affect our results of operations and financial condition.

Our substantial indebtedness could adversely affect our ability to operate our business and limit our ability to obtain additional financing.

We have substantial indebtedness and, as a result, significant debt service obligations. As of December 31, 2002, on a pro forma basis to give effect to the sale in February 2003 of $575 million of the notes, the sale in January 2003 of $500 million of our 10⅛% senior notes due 2010 and the application of the net proceeds of these offerings to repay all of our borrowings under our bank credit facilities, our total indebtedness outstanding would have aggregated approximately $2.8 billion. In addition to increasing our total indebtedness, the sale of the notes and the 10⅛ senior notes will also increase the weighted average interest rate on our outstanding debt; as a result, our interest expense will increase. For the year ended December 31, 2002, our interest expense was $171.2 million and our ratio of earnings to fixed charges was 3.4:1.  On a pro forma basis our interest expense for the year ended December 31, 2002, would have been $233.3 million and our ratio of earnings to fixed charges would have been 2.5:1.

Our substantial debt could have important consequences to you. For example, it could:

        •

make it more difficult for us to satisfy our obligations, including our obligations under the notes;

        •

require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would                 reduce the amount of cash flow available to fund working capital, capital expenditures and other corporate                 requirements;

        •

increase our vulnerability to general adverse economic and industry conditions;

        •

limit our ability to respond to business opportunities;

        •

limit our ability to borrow additional funds, which may be necessary; and

        •

subject us to financial and other restrictive covenants, which, if we fail to comply with these covenants and our                 failure is not waived or cured, could result in an event of default under our debt.

Because we are a holding company, our ability to pay our debts depends upon the ability of our subsidiaries to pay us dividends and to advance us funds. In addition, our ability to participate in any distribution of our subsidiaries’ assets is generally subject to the prior claims of the subsidiaries’ creditors.

Because we conduct business primarily through PT Freeport Indonesia, our major subsidiary, and other subsidiaries, our ability to pay our debts depends upon the earnings and cash flow of PT Freeport Indonesia and our other subsidiaries and their ability to pay us dividends and to advance us funds. Contractual and legal restrictions applicable to our subsidiaries could also limit our ability to obtain cash from them. Our rights to participate in any distribution of our subsidiaries’ assets upon their liquidation, reorganization or insolvency would generally be subject to the prior claims of the subsidiaries’ creditors, including any trade creditors and preferred shareholders.

Arthur Andersen LLP, our former auditors, audited certain financial information included in our Annual Report on Form 10-K that is incorporated by reference into this prospectus.  In the event such financial information is later determined to contain false or misleading statements, you may be unable to recover damages from Arthur Andersen LLP.

Arthur Andersen LLP completed its audit of our financial statements for the year ended December 31, 2001 and issued its report with respect to such financial statements on February 8, 2002. Subsequently, Arthur Andersen was convicted of obstruction of justice for activities relating to its previous work for Enron Corp.

In July 2002, our board of directors, at the recommendation of our audit committee, approved the appointment of Ernst & Young LLP as our independent public accountants to audit our financial statements for 2002. Ernst & Young replaced Arthur Andersen, which had served as our independent auditors since 1988. We had no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Of the financial statements that we include in our Form 10-K for the year ended December 31, 2002, Arthur Andersen audited the financial statements as of December 31, 2001 and 2000, and for each of the years in the two-year period ended December 31, 2001, as set forth in their reports therein.

In June of 2002, Arthur Andersen was convicted of obstructing justice, which is a felony offense.  The SEC prohibits firms convicted of a felony from auditing public companies.  Arthur Andersen is thus unable to consent to the incorporation of its audit opinion on our 2000 and 2001 financial statements into this Form 10-K.  Under these circumstances, Rule 437a under the Securities Act permitted us to file our Form 10-K for the year ended December 31, 2002, which is incorporated by reference into registration statements on file with the SEC, including the registration statement of which this prospectus is a part, without a written consent from Arthur Andersen.

The Securities Act provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.  As a result, with sales of our securities pursuant to our registration statements that occur after our Form 10-K for the year ended December 31, 2002 was filed with the SEC, Arthur Andersen will not have any liability under the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein.  Accordingly, purchasers of those securities would be unable to assert a claim against Arthur Andersen under the Securities Act.

Risks Related to the Notes

Our stock price has been and may continue to be volatile.

The trading price of our common stock has been and may continue to be subject to large fluctuations and, therefore, the trading price of the notes may fluctuate significantly, which may result in losses to investors. Our stock price may increase or decrease in response to a number of events and factors, including:

        •

current events affecting the political, economic and social situation in Indonesia;

        •

trends in our industry and the markets in which we operate;

        •

changes in the market price of the commodities we sell;

        •

changes in financial estimates and recommendations by securities analysts;

        •

acquisitions and financings;

        •

quarterly variations in operating results;

        •

the operating and stock price performance of other companies that investors may deem comparable; and

        •

purchases or sales of blocks of our common stock.

This volatility may adversely affect the prices of our common stock and the notes regardless of our operating performance.

The payment of dividends on our common stock is subject to the discretion of our board of directors and limitations in our 10⅛% senior notes due 2010.

Subject to the termination of our existing bank credit facilities, which currently prohibit common stock dividends, our board of directors has authorized a cash dividend policy for our common stock.  However, the declaration and payment of dividends is at the discretion of our board of directors and will depend on our financial results, cash requirements, future prospects, and other factors deemed relevant by the board. In addition, payment of dividends on our common stock is subject to limitations under our 10⅛% senior notes due 2010. We can provide no assurances that we will pay dividends on our common stock in the future.

There is no public market for the notes, and we cannot assure you that a market for the notes will develop.

The notes are currently eligible for trading on the PORTAL Market.   However, notes sold using this prospectus will

                                                                                                         11

no longer be eligible for trading in the PORTAL market.  In addition, there is no established public trading market for the notes, and no assurance can be given as to:

•

the liquidity of any such market that may develop;

•

the ability of holders of the notes to sell their notes; or

•

the price at which the holders of the notes would be able to sell their notes.

If such a market were to exist, the notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including:

•

prevailing interest rates and the markets for similar securities;

•

the market price of our common stock;

•

general economic conditions; and

•

our financial condition, historic financial performance and future prospects.

The notes are unsecured and effectively subordinated to our existing and future secured indebtedness and the liabilities of our subsidiaries.

The notes are our senior unsecured obligations, junior in right of payment to all of our existing and future secured debt, to the extent of the collateral, including our obligations under our bank credit facilities. In addition, the notes will be effectively junior in right of payment to the indebtedness and other liabilities of our subsidiaries. For further information, see the section of this prospectus entitled “Description of the Notes — Ranking.”

In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of our other senior unsecured indebtedness, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes.  As a result, holders of notes may receive less, ratably, than holders of our secured indebtedness.

A financial failure by any entity in which we have an interest may hinder the payment of the notes.

A financial failure by any entity in which we have an interest could affect payment of the notes if a bankruptcy court were to “substantively consolidate” that entity with our other subsidiaries and/or with us. If a bankruptcy court substantively consolidated an entity in which we have an interest with our other subsidiaries and/or with us, the assets of each entity so consolidated would be subject to the claims of creditors of all entities so consolidated. This could expose our creditors, including holders of the notes, to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the notes could occur through the “cram-down” provisions of the U.S. bankruptcy code. Under this provision, the notes could be restructured over the note holders’ objections as to their general terms, primarily interest rate and maturity.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the notes or the underlying common stock by the selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges was as follows for the years presented.

Years Ended December 31,
	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	3.4x	2.9x	2.3x	3.0x	2.5x
Ratio of earnings to fixed charges and preferred stock dividends	2.5x	2.1x	1.7x	2.2x	1.9x
Pro forma ratio of earnings to fixed charges(1)	2.5x

_______________

(1)

On a pro forma basis to give effect to the sale in February 2003 of $575 million of our 7% convertible senior notes due 2011, the sale in January 2003 of $500 million of the outstanding notes and the application of the net proceeds of these offerings to repay all of our borrowings under our bank credit facilities.

For the ratio of earnings to fixed charges calculation, earnings consist of pre-tax income from continuing operations before minority interests in consolidated subsidiaries, income or loss from equity investees and fixed charges.  Fixed charges include interest and that portion of rent deemed representative of interest.  For the ratio of earnings to fixed charges and preferred stock dividends calculation, we assumed that our preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements.  We computed those pre-tax earnings using actual tax rates for each year.

DESCRIPTION OF THE NOTES

The notes were issued under an indenture between us and The Bank of New York, as trustee, dated February 11, 2003.  The following is a summary of the material terms of the notes and the indenture.  It does not purport to be complete.  This summary is subject to, and is qualified by reference in its entirety to, all of the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture.  We urge you to read the indenture and form of note, which we have filed with the SEC as exhibits to the registration statement of which this prospectus is a part, because they, and not this description, define your rights as a holder of the notes.  We will provide you with a copy of any of the foregoing documents without charge upon request.

General

The notes are our general unsecured and unsubordinated obligations and are convertible into our class B common stock as described under “Conversion Rights” below. The notes will be limited to $575,000,000 aggregate principal amount and will mature on February 11, 2011, unless earlier repurchased by us at the option of the holder upon the occurrence of a Change of Control (as defined below). The notes are not redeemable prior to maturity.

The notes will bear interest from February 11, 2003 at the rate of 7 percent per year. Interest is payable semi-annually on March 1 and September 1 of each year to holders of record at the close of business on the preceding February 15 and August 15, respectively, beginning September 1, 2003, and on the maturity date of February 11, 2011, to the holder to whom we pay the principal. We may pay interest on notes represented by certificated notes by check mailed to such holders. However, a holder of notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will cease to accrue on a note upon its maturity, conversion or purchase by us upon a Change of Control.

Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York. See “Form, Denomination and Registration” below.

The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of indebtedness. The indenture also does not contain any covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction or a Change of Control of Freeport-McMoRan except to the extent described under “Change of Control Permits Purchase of Notes at the Option of the Holder” below.

Conversion Rights

The holders of notes may, at any time prior to the close of business on the final maturity date of the notes, convert any outstanding notes (or portions thereof) into our class B common stock, initially at a conversion price of $30.8720 per share of class B common stock, which is equal to a conversion rate of 32.3918 shares of class B common stock per $1,000 principal amount of notes. The conversion rate is subject to adjustment upon the occurrence of some events described below. Holders may convert notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or dividends paid on any common stock. Notwithstanding the above, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the principal amount of notes so converted. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the market price of the common stock on the last trading day before the date of the conversion.

A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If any note is converted prior to the expiration of the holding

                                                                                      14

period applicable for sales thereof under Rule 144(k) under the Securities Act (or any successive provision), the common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied.

The initial conversion rate will be adjusted for certain events, including:

        •

the issuance of Freeport-McMoRan common stock as a dividend or distribution on Freeport-McMoRan                 common stock;

        •

certain subdivisions and combinations of Freeport-McMoRan common stock;

        •

the issuance to all holders of Freeport-McMoRan common stock of certain rights or warrants to purchase                 Freeport-McMoRan common stock (or securities convertible into Freeport-McMoRan common stock) at                 less than (or having a conversion price per share less than) the current market price of Freeport-McMoRan                 common stock;

        •

the dividend or other distribution to all holders of Freeport-McMoRan common stock or shares of Freeport-                McMoRan capital stock (other than common stock) of evidences of indebtedness or assets (including                  securities, but excluding (A) those rights and warrants referred to above, (B) dividends and distributions in                 connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in                 a change in the conversion consideration pursuant to the second succeeding paragraph or (C) dividends or                 distributions paid exclusively in cash);

        •

dividends or other distributions consisting exclusively of cash to all holders of Freeport-McMoRan common                 stock to the extent that such distributions, combined together with (A) all other such all-cash distributions                 made within the preceding 12 months for which no adjustment has been made plus (B) any cash and the fair                 market value of other consideration paid for any tender offers by Freeport-McMoRan or any of its subsidiaries                  for Freeport-McMoRan common stock concluded within the preceding 12 months for which no adjustment has                 been made, exceeds 7 percent of our market capitalization on the record date for such distribution; market                 capitalization is the product of the then current market price of Freeport-McMoRan common stock times the                 number of shares of Freeport-McMoRan common stock then outstanding; and

        •

the purchase of Freeport-McMoRan common stock pursuant to a tender offer made by Freeport-McMoRan or                 any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (A)                 any cash and the fair market value of any other consideration paid in any other tender offer by Freeport-                McMoRan or any of its subsidiaries for Freeport-McMoRan common stock expiring within the 12 months                 preceding such tender offer for which no adjustment has been made plus (B) the aggregate amount of any all-                cash distributions referred to in the immediately preceding bullet above to all holders of Freeport-McMoRan                 common stock within 12 months preceding the expiration of tender offer for which no adjustments have been                 made, exceeds 7 percent of our market capitalization on the expiration of such tender offer.

No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

Under the Rights Agreement of Freeport-McMoRan, upon conversion of the notes into Freeport-McMoRan common stock, to the extent that the Rights Agreement is still in effect upon conversion, you will receive, in addition to the Freeport-McMoRan common stock, the rights under the Rights Agreement whether or not the rights have separated from the Freeport-McMoRan common stock at the time of conversion, subject to certain limited exceptions.

In the case of:

        •

any reclassification or change of Freeport-McMoRan common stock (other than changes resulting from a                 subdivision or combination) or

        •

a consolidation, merger or combination involving Freeport-McMoRan or a sale or conveyance to another                 corporation of all or substantially all of Freeport-McMoRan’s property and assets,

in each case as a result of which holders of Freeport-McMoRan common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for Freeport-McMoRan common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such notes been converted into Freeport-McMoRan common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance.

We may not become a party to any such transaction unless its terms are consistent with the foregoing.

If a taxable distribution to holders of Freeport-McMoRan common stock or other transaction occurs which results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See “Certain United States Federal Income Tax Considerations.”

We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days’ notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as the board of directors deems advisable to avoid or diminish any income tax to holders of Freeport-McMoRan common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Ranking

The notes will be our unsecured and unsubordinated obligations. The notes will rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. However, the notes will be subordinated to our existing and future secured indebtedness as to the assets securing such indebtedness. As of December 31, 2002, we had secured indebtedness of $279.0 million and had unsecured and unsubordinated indebtedness of $1,126.1 million. After giving effect to the sale of the notes (assuming no exercise of the overallotment option), the sale in January 2003 of our 10⅛% senior notes and the application of the proceeds from those offerings to repay all of the borrowings under our bank credit facilities, we would have had no secured indebtedness as of December 31, 2002 and our unsecured and unsubordinated indebtedness as of December 31, 2002 would have been $2,126.1 million.

In addition, the notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Freeport-McMoRan is a holding company and conducts business through its various subsidiaries. As a result, Freeport-McMoRan’s cash flow and consequent ability to meet its debt obligations primarily depend on the earnings of its subsidiaries, and on dividends and other payments from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of Freeport-McMoRan’s subsidiaries, could limit its ability to obtain cash from its subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the notes. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the notes to participate in those assets will be subject to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that Freeport-McMoRan is recognized as a creditor of that subsidiary, in which case its claims would still be subordinate to any security interests in the assets of that subsidiary. As of December 31, 2002, our subsidiaries had total indebtedness of $2,263.2 million.

Change of Control Permits Purchase of Notes at the Option of the Holder

If a Change of Control occurs, each holder of notes will have the right to require us to repurchase all of that holder’s notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice at a repurchase price equal to 100 percent of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date.

Instead of paying the repurchase price in cash, we may pay the repurchase price in our class B common stock if we so elect in the notice referred to below. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95 percent of the average of the closing sale prices of the applicable common stock for the five

                                                                                                             16

trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

Within 30 days after the occurrence of a Change of Control, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the Change of Control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of notes must deliver prior to or on the repurchase date irrevocable written notice to the trustee of the holder’s exercise of its repurchase right, together with the notes with respect to which the right is being exercised. A “Change of Control” will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

        •

any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of                 1934, as amended (the “Exchange Act”)), acquires the beneficial ownership (as defined in Rules 13d-3 and 13d-                5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities                  that such person has the right to acquire, whether such right is exercisable immediately or only after the                 passage of time), directly or indirectly, through a purchase, merger or other acquisition transaction, of 50                 percent or more of the total voting power of the total outstanding voting stock of Freeport-McMoRan other                 than an acquisition by us, any of our subsidiaries or any of our employee benefit plans;

        •

Freeport-McMoRan consolidates with, or merges with or into, another person or conveys, transfers, leases or                 otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with or                 merges with or into Freeport-McMoRan, other than:

    •

any transaction (A) that does not result in any reclassification, conversion, exchange or                 cancellation of outstanding shares of Freeport-McMoRan’s capital stock and (B) pursuant to                 which holders of Freeport-McMoRan’s capital stock immediately prior to the transaction have                 the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all                 shares of Freeport-McMoRan’s capital stock entitled to vote generally in the election of                 directors of the continuing or surviving person immediately after the transaction; and

    •

any merger solely for the purpose of changing Freeport-McMoRan’s jurisdiction of                 incorporation and resulting in a reclassification, conversion or exchange of outstanding shares                 of common stock solely into shares of common stock of the surviving entity;

        •

during any consecutive two-year period, individuals who at the beginning of that two-year period constituted                 the board of directors of Freeport-McMoRan (together with any new directors whose election to such board of                 directors, or whose nomination for election by stockholders, was approved by a vote of a majority of the                 directors then still in office who were either directors at the beginning of such period or whose election or                 nomination for election was previously so approved) cease for any reason to constitute a majority of the board                 of directors of Freeport-McMoRan then in office; or

        •

Freeport-McMoRan’s stockholders pass a special resolution approving a plan of liquidation or dissolution and                 no additional approvals of stockholders are required under applicable law to cause a liquidation or dissolution.

The definition of Change of Control includes a phrase relating to the lease, transfer, conveyance or other disposition of “all or substantially all” of Freeport-McMoRan’s assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a lease, transfer, conveyance or other disposition of less than all of Freeport-McMoRan’s assets may be uncertain.

Our right to pay the repurchase price in common stock is subject to our satisfying various conditions, including:

        •

the registration of the common stock under the Securities Act and the Exchange Act, if required; and

        •

any necessary qualification or registration under applicable state securities law or the availability of an                 exemption from such qualification and registration.

If such conditions are not satisfied with respect to a holder prior to the close of business on the repurchase date, we will pay the repurchase price of the notes to the holder entirely in cash. We may not change the form of consideration to be

                                                                                                     17

paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

We will comply with the provisions of any tender offer rules under the Exchange Act that may then be applicable, and will file any schedule required under the Exchange Act in connection with any offer by us to purchase notes at the option of the holders of notes upon a Change of Control. In some circumstances, the Change of Control purchase feature of the notes may make more difficult or discourage a takeover of us and thus the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control purchase feature is the result of negotiations between us and Merrill Lynch, the initial purchaser of the notes.

We may to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders. Our ability to repurchase notes upon the occurrence of a Change of Control is subject to important limitations. The occurrence of a Change of Control could cause an event of default under, or be prohibited or limited by, the terms of indebtedness that we may incur in the future. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a Change of Control would result in an event of default under the indenture. Any such default may, in turn, cause a default under indebtedness that we may incur in the future.

Events of Default

Each of the following will constitute an event of default under the indenture:

(1)

our failure to pay when due the principal of or premium, if any, on any of the notes at maturity or exercise of a repurchase right or otherwise;

(2)

our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes for 30 days after the date when due;

(3)

failure by us to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock, or cash instead of fractional shares, are required to be delivered following conversion of a note, and that default continues for 10 days;

(4)

failure by us to give the notice regarding a Change of Control within 30 days of the occurrence of the Change of Control;

(5)

our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25 percent in aggregate principal amount of the notes then outstanding;

(6)

in the event of either (a) our failure or the failure of any of our significant subsidiaries to make any payment by the end of the applicable grace period, if any, after the final scheduled payment date for such payment with respect to any indebtedness for borrowed money in an aggregate principal amount in excess of $10 million, or (b) the acceleration of indebtedness for borrowed money of the company or any of our significant subsidiaries in an aggregate amount in excess of $10 million because of a default with respect to such indebtedness, without such indebtedness referred to in either (a) or (b) above having been discharged, cured, waived, rescinded or annulled, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25 percent in aggregate principal amount of the notes then outstanding; and

(7)

certain events of our bankruptcy, insolvency or reorganization.

The term “significant subsidiary” means a subsidiary, including its subsidiaries, that meets any of the following conditions:

     •

Freeport-McMoRan’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20                 percent of the total assets of Freeport-McMoRan and its subsidiaries consolidated as of the end of the most                 recently completed fiscal year;

     •

Freeport-McMoRan’s and its other subsidiaries’ proportionate share of the total assets (after intercompany                 eliminations) of the subsidiary exceeds 20 percent of the total assets of Freeport-McMoRan and its subsidiaries                 consolidated as of the end of the most recently completed fiscal year; or

     •

Freeport-McMoRan’s and its other subsidiaries’ equity in the income from continuing operations before                 income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary                 exceeds 20 percent of such income of Freeport-McMoRan and its subsidiaries consolidated for the most                 recently completed fiscal year.

The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any repurchase obligation.

If an event of default specified in clause (7) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (7) above (the default not having been cured or waived as provided under “Modifications and Waiver” below), the trustee or the holders of at least 25 percent in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture. However, if an event of default is cured prior to such declaration by the trustee or holders of the notes as discussed above, the trustee and the holders of the notes will not be able to make such declaration as a result of that cured event of default.

Overdue payments of interest, liquidated damages and premium, if any, and principal shall accrue interest at 9.00 percent.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Merger or Assumption

We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

     •

the surviving corporation assumes all our obligations under the indenture and the notes;

     •

at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would                 become an event of default, shall have happened and be continuing; and

     •

certain other conditions are met.

Modifications and Waiver

The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

     •

adding to our covenants for the benefit of the holders of notes;

     •

surrendering any right or power conferred upon us;

     •

providing for the assumption of our obligations to the holders of notes in the case of a merger,                 consolidation, conveyance, transfer or lease;

     •

reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of                 notes in any material respect;

     •

complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture                 under the Trust Indenture Act of 1939, as amended;

     •

making any changes or modification to the indenture necessary in connection with the registration of the notes                 under the Securities Act as contemplated by the registration rights agreement, provided that this action does                 not adversely affect the interest of the holders of the notes in any material respects;

     •

curing any ambiguity or correcting or supplementing any defective provision contained in the indenture;                 provided that such modification or amendment does not adversely affect the interests of the holders of the                 notes in any material respect; or

     •

adding or modifying any other provisions which we and the trustee may deem necessary or desirable and                 which will not adversely affect the interests of the holders of notes in any material respect.

Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and past default by us may be waived with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding. However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note so affected:

     •

change the maturity of the principal of or any installment of interest on that note (including any payment of                  liquidated damages);

     •

reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages),                 any note;

     •

change the currency of payment of such note or interest thereon;

     •

impair the right to institute suit for the enforcement of any payment on or with respect to any note;

     •

except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely                 affect the repurchase option of holders upon a Change of Control or the conversion rights of holders of the                 notes; or

     •

reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the                 indenture or to waive any past default.

Form, Denomination and Registration

The notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global Notes: Book-Entry Form.  Except as provided below, the notes will be evidenced by one or more global notes deposited with the trustee as custodian for The Depository Trust Company, New York, New York (“DTC”), and

                                                                                                         20

registered in the name of Cede & Co. as DTC’s nominee. The global notes and any notes issued in exchange therefor are subject to certain restrictions on transfer set forth in the global notes and in the indenture and bear a restrictive legend. Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A Qualified Institutional Buyer (a “QIB”) may hold its interests in a global note directly through DTC if such QIB is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. QIBs may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global notes to such persons may be limited. We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee for DTC, as the registered owner of the global notes. We, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global notes to owners of beneficial interests in the global notes. It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests. Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate. Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as Merrill Lynch. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly. Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes. According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Certificated notes may be issued in exchange for beneficial interests in notes represented by the global notes only in the limited circumstances set forth in the indenture.

Restrictions on Transfer; Legends.  The notes are subject to certain transfer restrictions and certificates evidencing the notes will bear a restrictive legend to such effect.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Concerning the Trustee

The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Mellon Investor Services LLC is the transfer agent and registrar for Freeport-McMoRan’s common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights

We have agreed, at our expense, to file with the SEC not later than the date that is 90 days after the earliest date of original issuance of any of the notes, subject to certain conditions set forth below, this shelf registration statement on Form S-3 covering resales by holders of the notes and the common stock issuable upon conversion of the notes. Under the terms of the registration rights agreement, we agreed to use our best efforts to:

     •

cause the registration statement to become effective as promptly as is practicable, but in no event later than 240                 days after the earliest date of original issuance of any of the notes; and

     •

keep the registration statement effective until such date that the holders of the notes and the common stock                 issuable upon conversion of the notes are able to sell all such securities immediately without restriction                 pursuant to the volume limitations of Rule 144 under the Securities Act or any successor rule thereto or                 otherwise.

We will also agreed to provide to each registered holder copies of the prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions). If a shelf registration statement covering those securities is not effective, they may not be sold or otherwise transferred except pursuant to an exemption from registration under the Securities Act and any other applicable securities laws or in a transaction not subject to those laws. Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder’s use of the prospectus for a reasonable period not to exceed 30 days in any 90-day period, and not to exceed an aggregate of 90 days in any 12-month period, if we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Each holder, by its acceptance of a note, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

If,

     •

on the 90th day following the earliest date of original issuance of any of the notes, the shelf registration                 statement has not been filed with the SEC; or

     •

on the 240th day following the earliest date of original issuance of any of the notes, the shelf registration                 statement has not been declared effective; or

     •

the registration statement shall cease to be effective or fail to be usable without being succeeded within five                 business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that                 cures the failure of the registration statement to be effective or usable; or

     •

on the 30th day of any period that the prospectus has been suspended as described in the preceding                 paragraph, such suspension has not been terminated

(each, a “registration default”), additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured.

Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

     •

an additional 0.25 percent of the principal amount to and including the 90th day following such registration                 default; and

     •

an additional 0.5 percent of the principal amount from and after the 91st day following such registration default.

In no event will liquidated damages accrue at a rate per year exceeding 0.5 percent. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

The summary herein of certain provisions of the registration rights agreement between us and the initial purchaser is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part or is available upon request to the Company.

Upon their original issuance, the notes became eligible for trading on The PORTAL Market.  The notes sold pursuant to this prospectus, however, will no longer be eligible for trading on The PORTAL Market.  We cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their notes or the price at which holders of the notes will be able to sell their notes.  Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

DESCRIPTION OF COMMON STOCK

General

As of the date of this prospectus, our certificate of incorporation authorized us to issue up to 423,600,000 shares of class B common stock, par value $0.10 per share and up to 50,000,000 shares of preferred stock, par value $0.10 per share. As of December 31, 2002, 144,909,983 shares of our class B common stock were outstanding. Our class B common stock is listed on the New York Stock Exchange.

In 2002, we amended our certificate of incorporation to reclassify our class A common stock and class B common stock into a single class designated as class B common stock. As a result, we do not have any class A common stock.

We have outstanding the following four series of preferred stock:

                •

                Step-Up Convertible Preferred Stock;

                •

                Gold-Denominated Preferred Stock;

                •

                Gold-Denominated Preferred Stock, Series II; and

                •

                Silver-Denominated Preferred Stock.

For additional information about the terms of our preferred stock, see Exhibit 3.1 to our quarterly report on Form 10-Q for the quarter ended March 31, 2002 (filed May 7, 2002) and Notes 6 and 7 to our audited consolidated financial statements incorporated into this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Voting Rights

Holders of class B common stock, voting together with holders of our outstanding preferred stock, are entitled to elect all of the authorized number of members of our board of directors, excluding those directors that holders of preferred stock have the exclusive right to elect if we fail to make specified dividend payments. Each share of class B common stock and each share of our outstanding preferred stock has one vote. With respect to all other matters submitted to a vote of our shareholders, except as required by law, the holders of the class B common stock vote together as a single class, and record holders of each class have one vote per share.

Pursuant to an agreement with us, Rio Tinto has the right to submit for nomination for election by our stockholders the percentage of directors, rounded to the nearest whole number, that is proportionately equal to Rio Tinto’s aggregate percentage ownership of all of our outstanding common stock. We have agreed to include Rio Tinto’s nominees with the directors nominated by our board and to refrain from taking any action that may hinder the election of Rio Tinto’s nominees.

Dividends

Holders of our class B common stock will share ratably in any cash dividend that may from time to time be declared by our board of directors.  See “Dividend Policy.”

Other Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, prior to any distributions to the holders of our class B common stock, the holders of preferred stock will receive any payments to which they are entitled. Subsequent to those payments, the holders of our class B common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any.

Shares of our class B common stock are not redeemable and have no subscription, conversion or preemptive rights. Shares of our class B common stock are freely transferable, except for any restrictions imposed under the Securities Act of 1933 on the common stock issuable upon conversion of the notes and our 8¼% Convertible Senior Notes due 2006.

Provisions of Our Certificate of Incorporation

Our certificate of incorporation contains provisions that are designed in part to make it more difficult and time-consuming for a person to obtain control of our company unless they pay a required value to our stockholders. Some provisions also are intended to make it more difficult for a person to obtain control of our board of directors. These provisions reduce the vulnerability of our company to an unsolicited takeover proposal. On the other hand, these provisions may have an adverse effect on the ability of stockholders to influence the governance of our company. You should read our certificate of incorporation and bylaws for a more complete description of the rights of holders of our common stock.

Classified Board of Directors.  Our certificate of incorporation divides the members of our board of directors, other than those that may be elected solely by the holders of our preferred stock, into three classes serving three-year staggered terms. The classification of directors has the effect of making it more difficult for our stockholders to change the composition of our board. At least two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, whether or not a majority of stockholders believes that this change would be desirable.

Supermajority Voting/Fair Price Requirements.  Our certificate of incorporation provides that the approval of the holders of two-thirds of our outstanding common stock is required for:

        •

any merger or consolidation of our company or any of our subsidiaries with or into any person or entity, or any                 affiliate of that person or entity, who was within the two years prior to the transaction a beneficial owner of 20                 percent or more of our common stock or any class of our common stock (an “interested party”);

        •

any merger or consolidation of an interested party with or into our company or any of our subsidiaries;

        •

any sale, lease, mortgage, pledge or other disposition of more than 10 percent of the fair market value of the                 assets of our company or any of our subsidiaries in one or more transactions involving an interested party;

        •

the adoption of any plan or proposal for liquidation or dissolution of our company proposed by or on behalf of                 any interested party;

        •

the issuance or transfer by our company or any of our subsidiaries of securities having a fair market value of                  $10.0 million or more to any interested party; or

        •

any recapitalization, reclassification, merger or consolidation of our company or any of our subsidiaries that                  would increase an interested party’s voting power in our company or any of our subsidiaries.

However, the two-thirds voting requirement is not applicable if:

        •

our board approves the transaction, or approves the acquisition of the common stock that caused the                 interested person to become an interested person, and the vote includes the affirmative vote of a majority of                 our directors who are not affiliates of the interested party and who were members of our board prior to the time                 the interested party became the interested party;

        •

the transaction is solely between us and any of our wholly owned subsidiaries or between any of our wholly                 owned subsidiaries; or

        •

the transaction is a merger or consolidation and the consideration to be received by our common stockholders                 is at least as high as the highest price per share paid by the interested party for our common stock on the date                 the common stock was last acquired by the interested party or during a period of two years prior.

Supermajority Voting/Amendments to Certificate of Incorporation.  The affirmative vote of at least two-thirds of our company’s outstanding common stock is required to amend, alter, change or repeal the provisions in our certificate of incorporation providing for the fair price requirements described above or our classified board of directors with staggered three-year terms.

Removal of Directors; Filling Vacancies on Board of Directors.  Directors may be removed, with cause, by the vote of the holders of all classes of stock entitled to vote at an election of directors, voting together as a single class. Directors may not be removed without cause by stockholders. Vacancies in a directorship may be filled by the vote of the class or classes of shares that had previously elected the director creating the vacancy, or by the remaining directors. The board may increase the number of directors and fill the newly created directorships.

Rights Agreement

Our Rights Agreement is designed to deter abusive takeover tactics and to encourage prospective acquirors to negotiate with our board rather than attempt to acquire the company in a manner or on terms that the board deems unacceptable. Under our Rights Agreement, each outstanding share of class B common stock includes an associated preferred stock purchase right. If the rights become exercisable, each right will entitle its holder to purchase one one-hundredth ( 1/100) of a share of our series A participating cumulative preferred stock at an exercise price of $60 per unit, subject to adjustment. The rights trade with all outstanding shares of our class B common stock. The rights will separate from our class B common stock and become exercisable upon the earlier of:

        •

the tenth day following a public announcement that a person or group of affiliated or associated persons (other                 than Rio Tinto Indonesia Limited and its affiliates or associates) has acquired beneficial ownership of 20                 percent or more of our outstanding common stock, or 20 percent or more of our class B common stock (an                 “acquiring person”); or

        •

the tenth business day, or any later date as determined by our board prior to the time that any person or group                 becomes an acquiring person, following the commencement of or announcement of an intention to make a                 tender offer or exchange offer that, if consummated, would result in the person or group becoming an acquiring                 person.

Term of Rights.  The rights will expire on May 3, 2010, unless we extend this date or redeem or exchange the rights as described below.

Exercise After Someone Becomes An Acquiring Person.  After any person or group becomes an acquiring person, each holder of a right will be entitled to receive upon exercise that number of shares of our class B common stock having a market value of two times the exercise price of the right. However, this right will not apply to an acquiring person, whose rights will be void.

Upon the occurrence of certain events after someone becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to receive, upon exercise of the right, common stock of the acquiring company having a market value equal to two times the exercise price of the right. These rights will arise only if after a person or group becomes an acquiring person:

        •

we are acquired in a merger or other business combination; or

        •

we sell or otherwise transfer 50 percent or more of our assets or earning power.

Adjustment.  The exercise price, the number of rights outstanding, and the number of preferred shares issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. We will not issue fractional preferred stock shares. Instead, we will make a cash adjustment based on the market price of the preferred stock prior to the date of exercise.

Rights, Preferences, and Limitations of Rights.  Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will entitle the holder to receive a preferential quarterly dividend payment of the greater of $1.00 or 100 times the dividend declared per share of our common stock. In the event of liquidation, the holders of each share of our preferred stock will be entitled to a preferential liquidation payment of the greater of $0.10 per share or 100 times the payment made per share of our common stock. Each share of our preferred stock will entitle the holder to 100 votes and will vote together with our class B common stock. Finally, in the event of any merger, consolidation or other transaction in which our common stock is exchanged, each share of our preferred stock will entitle the holder to receive 100 times the amount received per share of class B common stock. These rights are protected by customary antidilution provisions. Because of the nature of our preferred stock’s dividend, liquidation and voting rights, the value of each one one-hundredth interest in a share of preferred stock should approximate the value of one share of our class B common stock.

Exchange and Redemption.  After a person or group becomes an acquiring person, we may exchange the rights, in whole or in part, at an exchange ratio, subject to adjustment, of one share of our class B common stock, or one one-hundredth of a share of preferred stock, per right. We generally may not make an exchange after any person or group becomes the beneficial owner of 50 percent or more of our class B common stock.

We may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment, at any time prior to any person or group becoming an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Once redeemed, the rights will terminate immediately and the only right of the rights holders will be to receive the cash redemption price.

Amendments.  We may amend the terms of the rights without the consent of the rights holders, including an amendment to lower the thresholds described above. However, after any person or group becomes an acquiring person, we may not amend the terms of the rights in any way that adversely affects the interests of the rights holders.

DIVIDEND POLICY

In December 1998, in response to low commodity market prices for copper and gold, our board of directors authorized the elimination of the regular quarterly cash dividend on our common stock. On February 6, 2003, we announced that our board of directors has authorized a new cash dividend policy for our common stock. The new dividend policy provides for an annual cash dividend of $0.36 per share to be payable quarterly ($0.09 per quarter). The initial quarterly dividend has been declared to be paid on May 1, 2003, subject to the termination of our bank credit facility.

The declaration and payment of dividends is at the discretion of our board of directors and will depend on our financial results, cash requirements, future prospects and other factors deemed relevant by the board. In addition, payment of dividends on our common stock is subject to limitations under our 10⅛% senior notes. Pursuant to the limitations in the indenture governing our 10⅛% senior notes, the amount available to us as of March 31, 2003 for the payment of dividends on common stock was approximately $90 million.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax consequences to a holder with respect to the purchase, ownership and disposition of the notes or our common stock acquired upon conversion of a note as of the date hereof. This summary is generally limited to holders who will hold the notes and the shares of common stock into which the notes are convertible as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and who acquire the notes in this offering at the initial offering price, and does not deal with special situations including those that may apply to particular holders such as exempt organizations, holders subject to the U.S. federal alternative minimum tax, non-U.S. citizens and foreign corporations or other foreign entities, dealers in securities, commodities or foreign currencies, financial institutions, insurance companies, regulated investment companies, holders whose “functional currency” is not the U.S. dollar and persons who hold the notes or shares of common stock in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction.

The federal income tax considerations set forth below are based upon the Code, Treasury Regulations promulgated thereunder, court decisions, and Internal Revenue Service (“IRS”) rulings now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in federal income tax consequences different from those discussed below. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions.

Based on currently applicable authorities, we will treat the notes as indebtedness for U.S. federal income tax purposes. However, since the notes have certain equity characteristics, it is possible that the IRS will contend that the notes should be treated as an equity interest in, rather than indebtedness of our company. Except as otherwise noted, the remainder of this discussion assumes that the notes will constitute indebtedness for U.S. tax purposes.

INVESTORS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Taxation of Interest

Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting. Interest income will generally be foreign source income.

Market Discount

If the purchaser of a note purchases the note for an amount that is less than the stated redemption price of the note, the excess of the stated redemption price of the note over the purchase price is referred to as market discount.  Gain recognized by the purchaser upon the disposition of the note will be treated as ordinary income to the extent of the market discount that has accrued from the date of purchase to the date of disposition, unless the purchaser of the note makes an election under the Code to include accrued market discount in gross income for the tax years to which the discount is attributable.

Market Premium

If the purchaser of a note purchases the note for an amount that is greater than the stated redemption price of the note, the excess of the purchase price over the stated redemption price of the note is referred to as bond premium.  The purchaser may elect to amortize the bond premium over the term of the note.  If the purchaser makes the election, the amortized bond premium is offset against the amount of interest otherwise attributable to the applicable period.

Conversion or Repurchase for Common Stock

A Holder will not recognize income, gain or loss upon conversion of the notes solely into our common stock (except with respect to any amounts attributable to accrued interest on the notes, which will be treated as interest for federal income tax purposes, as discussed above), and except with respect to cash received in lieu of fractional shares. The holder’s tax basis in the common stock received on conversion of a note for common stock pursuant to the repurchase right will be the same as the holder’s adjusted tax basis in the notes exchanged therefore at the time of conversion (reduced by any basis allocable to a

                                                                                                                29

fractional share), and the holding period for the common stock received on conversion will include the holding period of the notes that were converted. If we repurchase a note in exchange for common stock pursuant to exercise of the repurchase right upon a change of control, although the matter is not entirely clear, such exchange should be treated in the same manner as a conversion of the note as described in the preceding sentences.

Cash received in lieu of a fractional share of common stock upon conversion of the notes into common stock or upon a repurchase for common stock of a note pursuant to exercise of the repurchase right upon a change of control will generally be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by any difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share.

Dividends on Common Stock

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that a holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder’s basis in the shares of common stock. Any such distributions in excess of the holder’s basis in the shares of common stock will generally be treated as capital gain. Subject to applicable limitations, dividends paid to holders that are U.S. corporations will qualify for the dividends-received deduction so long as there are sufficient earnings and profits. Enactment of the dividend exclusion proposal included in the Administration’s fiscal year 2004 budget, or similar legislation, could affect the U.S. federal income tax treatment of dividends. It is uncertain whether and in what form any such proposal might be adopted.

Disposition, Redemption or Repurchase for Cash

Except as set forth above under “Conversion or Repurchase for Common Stock,” holders generally will recognize capital gain or loss upon the sale, redemption, including a repurchase by us for cash pursuant to the repurchase right, or other taxable disposition of the notes or common stock in an amount equal to the difference between:

        •

the holder’s adjusted tax basis in the notes or common stock (as the case may be); and

        •

the amount of cash and fair market value of any property received from such disposition (other than amounts                 attributable to accrued interest on the notes, which will be treated as interest for federal income tax purposes).

A holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder. (For a discussion of the holder’s basis in shares of our common stock, see “Conversion or Repurchase for Common Stock”).

Gain or loss from the taxable disposition of the notes or common stock generally will be long-term capital gain or loss if the notes and/or shares of common stock were held for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations.

Adjustment of Conversion Price

The conversion price of the notes is subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury Regulations issued thereunder, certain adjustments to (or the failure to make such adjustments to) the conversion price of the notes that increase the proportionate interest of a holder in our assets or earnings and profits may result in a taxable constructive distribution to the holders of the notes, whether or not the holders ever convert the notes. Such constructive distribution will be treated as a dividend, resulting in ordinary income (and a possible dividends received deduction in the case of corporate holders) to the extent of our current or accumulated earnings and profits, with any excess treated first as a tax-free return of capital which reduces the holder’s tax basis in the notes to the extent thereof and thereafter as gain from the sale or exchange of the notes. Generally, a holder’s tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion price of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to such holders, taxable as described above. As a result, holders of notes could have taxable income as a result of an event pursuant to which they receive no cash or property.

Backup Withholding and Information Reporting

We or our designated paying agent will, where required, report to holders of notes or common stock and the IRS the amount of any interest paid on the notes or dividends paid with respect to the common stock (or other reportable payments) in each calendar year and the amount of tax, if any, withheld with respect to such payments.

Under the backup withholding provisions of the Code and the applicable Treasury Regulations, a holder of notes or our common stock acquired upon the conversion of a note may be subject to backup withholding at the rate provided in Code section 3406(a)(1), which is currently 30 percent, with respect to dividends or interest paid on, or the proceeds of a sale, exchange or redemption of, the notes or the common stock, unless:

        •

such holder is a corporation or comes within certain other exempt categories and when required demonstrates                 this fact; or

        •

provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding                 and otherwise complies with applicable requirements of the backup withholding rules.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in February 2003.  The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act.  The notes and the shares of our class B common stock issuable upon conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders, which includes their transferees, distributees, pledgees or donees or their successors.  The following table sets forth certain information known to us as of the date of this prospectus concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of our class B common stock issuable upon conversion of the notes that may be offered from time to time pursuant to this prospectus.

The number of shares of our class B common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 32.3918 shares of class B common stock per $1,000 principal amount of notes.  This conversion rate is subject to certain adjustments.  Accordingly, the shares of class B common stock issuable upon conversion of the notes may increase or decrease from time to time.  Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes.  Cash will be paid in lieu of fractional shares, if any.  As of March 31, 2003, we had 145,391,374 shares of our class B common stock outstanding.

Name	Principal Amount At Maturity of Notes Beneficially Owned That May Be Sold		Percentage of Notes Outstanding	Number of Shares of Class B Common Stock That May Be Sold
AIG DKR SoundShore Opportunity Holding Fund Ltd.	$2,000,000		*	64,783
Akela Capital Master Fund, Ltd.	5,000,000		*	161,959
Alpine Associates	4,200,000		*	136,045
Alpine Partners, L.P.	500,000		*	16,195
Amaranth LLC	26,138,000		4.55%	846,657
BNP Paribas Equity Strategies, SNC	2,480,000		*	80,331
BP Amoco PLC Master Trust	482,000		*	15,612
CALAMOS Convertible Growth and Income Fund - CALAMOS Investment Trust	4,000,000		*	129,567
CALAMOS Market Neutral Fund - CALAMOS Investment Trust	4,000,000		*	129,567
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	1,696,000		*	54,936
Chrysler Corporation Master Retirement Trust	2,745,000		*	88,915
Credit Suisse First Boston LLC	2,050,000		*	66,403
Delta Air Lines Master Trust (c/o Oaktree Capital Management, LLC)	1,000,000		*	32,391
Delta Pilots D & S Trust (c/o Oaktree Capital Management, LLC)	490,000		*	15,871
Dodeca Fund, L.P.	2,000,000		*	64,783
Fore Convertible Masterfund Ltd.	9,000,000		1.57%	291,526
Grace Convertible Arbitrage Fund, Ltd.	2,000,000		*	64,783
Guggenheim Portfolio Co. XV, LLC	1,000,000		*	32,391
Highbridge International LLC	37,500,000		6.52%	1,214,692
Hotel Union and Hotel Industry of Hawaii Pension Plan	214,000		*	6,931
HSBC Trustee, Zola Managed Trust	300,000		*	9,717
Jefferies and Company Inc.	9,000		*	291
Lyxor Master Fund c/o Zola Capital Management	$1,500,000	32	*	48,587
Name	Principal Amount At Maturity of Notes Beneficially Owned That May Be Sold		Percentage of Notes Outstanding	Number of Shares of Class B Common Stock That May Be Sold

McMahan Securities Co. L.P.	3,500,000		*	113,371
Microsoft Corporation	1,400,000		*	45,348
MLQA Convertible Securities Arbitrage, Ltd	8,000,000		1.39%	259,134
Motion Picture Industry Health Plan - Active Member Fund	255,000		*	8,259
Motion Picture Industry Health Plan - Retiree Member Fund	160,000		*	5,182
Nicholas Applegate Capital Management	25,000		*	809
OCM Convertible Trust	2,525,000		*	81,789
Partner Reinsurance Company Ltd.	810,000		*	26,237
Pioneer High Yield Fund	78,500,000		13.65%	2,542,757
Qwest Occupational Health Trust	285,000		*	9,231
RAM Trading LTD.	5,000,000		*	161,959
Ramius Capital Group	500,000		*	16,195
Ramius Partners II, LP	200,000		*	6,478
RCG Halifax Master Fund, Ltd.	750,000		*	24,293
RCG Latitude Master Fund, Ltd.	4,325,000		*	140,094
RCG Multi Strategy A/C, LP	4,325,000		*	140,094
RCG Multi Strategy Master Fund, Ltd	400,000		*	12,956
Royal Bank of Canada	14,000,000		2.43%	453,485
Sage Capital	3,000,000		*	97,175
SG Cowen Securities - Convertible Arbitrage	2,000,000		*	64,783
Sphinx Convertible Arb Fund SPC	157,000		*	5,085
State Employees' Retirement Fund of the State of Delaware	1,070,000		*	34,659
Sturgeon Limited	324,000		*	10,494
Sunrise Partners Limited Partnership	14,612,000		2.54%	473,309
TD Securities (USA) Inc.	10,000,000		1.74%	323,918
Vanguard Convertible Securities Fund, Inc.	5,760,000		1.00%	186,576
Viacom Inc. Pension Plan Master Trust	17,000		*	550
Wachovia Securities Inc.	1,000,000		*	32,391
Wachovia Securities International Ltd.	15,000,000		2.61%	485,877
Wake Forest Convertible Arb	225,000		*	7,288
Whitebox Convertible Arbitrage Partners, LP	7,500,000		1.30%	242,938
Xavex Convertible Arbitrage #5	500,000		*	16,195
Xavex Convertible Arbitrage 1 Fund	200,000		*	6,478
Zurich Institutional Benchmarks Master Fund Ltd.	1,121,000		*	36,311
Total	$297,750,000		51.78%	9,644,661

____________

*

Less than 1%

**

Based on total notes in the principal amount of $575,000,000 outstanding, of which $297,750,000 principal amount are registered hereunder.

None of the selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.

The preceding table has been prepared based upon the information known to us as of the date of this prospectus.  Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly.  We cannot give an estimate as to the amount of the notes or class B common stock issuable upon conversion of the notes that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or shares of class B common stock issuable upon conversion of the notes pursuant to the offering contemplated by this prospectus.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and our common stock into which the notes are convertible directly to purchasers or through underwriters, brokers-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and common stock issuable upon conversion of the notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

        •

on any national securities exchange or U.S. inter-dealer system of a registered national securities association                 on which the notes or our common stock may be listed or quoted at the time of sale;

        •

in the over-the-counter market;

        •

otherwise than on these exchanges or systems or in the over-the-counter market;

        •

through the writing of options, whether the options are listed on an options exchange or otherwise; or

        •

through the settlement of short sales.

In connection with the sale of the notes and common stock issuable upon conversion of the notes, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or common stock in the course of hedging the positions they assume. The selling securityholders also may sell the notes or common stock issuable upon conversion of the notes, short and deliver these securities to close out their short positions, or loan or pledge the notes or common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from the sales by selling securityholders.

Our class B common stock is traded on the New York Stock Exchange under the symbol “FCX.”  The notes sold pursuant to this prospectus will no longer be eligible for trading on The PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the New York Stock Exchange and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules thereunder relating to stock manipulation, particularly Regulation M.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than under this prospectus. A selling securityholder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

To the extent required, the specific notes or shares of our common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and our common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and our common stock, including liabilities under the Securities Act of 1933.

We have agreed to pay substantially all of the expenses of registering the notes and common stock under the Securities Act of 1933 and of compliance with blue sky laws, including registration and filing fees, printing and duplicating expenses, legal fees of our counsel, fees for one legal counsel retained by the selling securityholders and fees of the trustee under the indenture pursuant to which we originally issued the notes and of the registrar and transfer agent of our common stock. If the notes or the common stock into which the notes may be converted are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

Under the registration rights agreement, we are obligated to use reasonable efforts to keep the registration statement effective until, and therefore this offering will terminate on, the earlier of: (1) the date on which all securities offered under this prospectus have been sold pursuant to this prospectus, and (2) the date on which all outstanding securities held by non-affiliates of ours may be resold without registration under the Securities Act of 1933 pursuant to Rule 144(k) under the Securities Act of 1933.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

INDEPENDENT AUDITORS

Our audited financial statements as of December 31, 2002 and for year ended December 31, 2002 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 have been incorporated by reference herein on reliance upon the report of Ernst & Young LLP, independent public accountants, and upon authority of said firm as experts in accounting and auditing.

Our consolidated financial statements as of December 31, 2001 and for each of the years in the two-year period ended December 31, 2001 included in our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto contained in our annual report on Form 10-K for the year ended December 31, 2002, and are incorporated by reference in this prospectus on the authority of Arthur Andersen LLP as experts in giving that report.  Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act.  Because Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

In July 2002, our board of directors, at the recommendation of our audit committee, approved the appointment of Ernst & Young LLP as our independent public accountants to audit our financial statements for fiscal year 2002.  Ernst & Young replaced Arthur Andersen LLP, which served as our independent auditors since 1988.  The decision to change auditors was not the result of any disagreement between Arthur Andersen and us on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure.

RESERVES

The information regarding our reserves as of December 31, 2002 that is either included in this prospectus or incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 has been reviewed and verified by Independent Mining Consultants, Inc.  This reserve information has been included in this prospectus and incorporated by reference herein on reliance upon the authority of Independent Mining Consultants, Inc. as experts in mining, geology and reserve determination.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy that information at the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s Internet address is http://www.sec.gov.

This prospectus provides you with a general description of the notes and common stock being registered.  This prospectus is part of a registration statement that we have filed with the SEC.  To see more detail, you should read the exhibits and schedules filed with, or incorporated by reference into, our registration statement.

Rather than include in this prospectus certain information that has been included in reports filed with the SEC, we are incorporating this information by reference, which means that we can disclose important information to you by referring to those publicly filed documents containing the information. The information that we incorporate by reference is considered to be part of this prospectus and future information that we file with the SEC after the date of this prospectus will automatically update and supersede the information in this prospectus. We incorporate by reference the documents that we have filed with the SEC and that we list below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until all the securities offered under this prospectus are sold:

        •

Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (filed March 27, 2003);

        •

Our Definitive Proxy Statement, dated March 24, 2003, with respect to our 2003 Annual Meeting of                 Stockholders to be held on May 1, 2003; and

        •

Current Reports on Form 8-K dated January 15, 2003 (filed January 16, 2003), January 16, 2003 (filed January 17,                 2003), January 24, 2003 (filed January 29, 2003), January 29, 2003 (filed January 29, 2003), two reports dated                 February 6, 2003 (filed February 6, 2003),  February 11, 2003 (filed February 11, 2003); February 11, 2003 (filed                 February 25, 2003), March 6, 2003 (filed March 6, 2003), April 3, 2003 (filed April 3, 2003) and April 4, 2003 (filed                 April 7, 2003).

At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless we specifically incorporate them by reference into the filing). You may request copies by writing or telephoning us at:

Freeport-McMoRan Copper & Gold Inc.

1615 Poydras Street

New Orleans, Louisiana 70112

(504) 582-4000

You should rely only on information that we incorporate by reference or provide in this prospectus. We have not authorized anyone else to provide you with different information.

$575,000,000

Freeport-McMoRan Copper & Gold Inc.

7% Convertible Senior Notes due 2011 and the

Common Stock Issuable Upon Conversion of the

7% Convertible Senior Notes due 2011

Prospectus

April ___, 2003

PART II  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The estimated fees and expenses payable by us in connection with the offering described in this registration statement are as follows:

SEC Registration Fee	$52,900
Printing Costs	5,000
Legal Fees and Expenses	20,000
Accounting Fees and Expenses	10,000
Trustee Fees and Expenses	5,000
Miscellaneous	7,100
Total	$100,000

Item 15.  Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of Delaware empowers us to indemnify, subject to the standards prescribed in that section, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person is or was our director, officer, employee or agent.  Article VIII of our certificate of incorporation and Article XXV of our by-laws provides that each person who was or is made a party to, or is threatened to be made a party to, or is otherwise involved in, any action, suit, or proceeding by reason of the fact that the person is or was our director, officer, employee or agent shall be indemnified and held harmless by us to the fullest extent authorized by the General Corporation Law of Delaware.  The indemnification covers all expenses, liability and loss reasonably incurred by the person and includes attorneys’ fees, judgments, fines and amounts paid in settlement.  The rights conferred by Article VIII of our certificate of incorporation and Article XXV of our by-laws are contractual rights and include the right to be paid by us the expenses incurred in defending the action, suit or proceeding in advance of its final disposition.

Article VIII of our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages resulting from breaches of their  fiduciary duty as directors except (1) for any breach of the duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the General Corporation Law of Delaware, which makes directors liable for unlawful dividend or unlawful stock repurchases or redemptions or (4) transactions from which directors derive improper personal benefit.

We have an insurance policy insuring our directors and officers against certain liabilities, including liabilities under the Securities Act of 1933.

Item 16.  Exhibits.

Exhibit

Number

Description

2.1

Agreement, dated as of May 2, 1995 by and between Freeport-McMoRan Inc. (FTX) and Freeport-McMoRan Copper & Gold Inc. (FCX) and The RTZ Corporation PLC, RTZ Indonesia Limited, and RTZ America, Inc. (the Rio Tinto Agreement).  Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-3 of FCX filed November 5, 2001 (the FCX November 5, 2001 Form S-3).

2.2

Amendment dated May 31, 1995 to the Rio Tinto Agreement.  Incorporated by reference to Exhibit 2.2 to the FCX November 5, 2001 Form S-3.

2.3

Distribution Agreement dated as of July 5, 1995 between FTX and FCX.  Incorporated by reference to Exhibit 2.3 to the FCX November 5, 2001 Form S-3.

4.1

Deposit Agreement dated as of July 1, 1993 among FCX, Mellon Securities Trust Company,  (Mellon), as Depositary, and holders of depositary receipts (Step-Up Depositary Receipts) evidencing certain Depositary Shares, each of which, in turn, represents 0.05 shares of Step-Up Convertible Preferred Stock.  Incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q of FCX for the quarter ended June 30, 2002 (the FCX 2002 Second Quarter Form 10-Q).

4.2

Form of Step-Up Depositary Receipt. Incorporated by reference to Exhibit 4.2 to the FCX 2002 Second Quarter Form 10-Q.

4.3

Deposit Agreement dated as of August 12, 1993 among FCX, Mellon, as Depositary, and holders of depositary receipts (Gold-Denominated Depositary Receipts) evidencing certain Depositary Shares, each of which, in turn, represents 0.05 shares of Gold-Denominated Preferred Stock. Incorporated by reference to Exhibit 4.3 to the FCX 2002 Second Quarter Form 10-Q.

4.4

Form of Gold-Denominated Depositary Receipt. Incorporated by reference to Exhibit 4.4 to the FCX 2002 Second Quarter Form 10-Q.

4.5

Deposit Agreement dated as of January 15, 1994, among FCX, Mellon, as Depositary, and holders of depositary receipts (Gold-Denominated II Depositary Receipts) evidencing certain Depositary Shares, each of which, in turn, represents 0.05 shares of Gold-Denominated Preferred Stock II.  Incorporated by reference to Exhibit 4.5 to the FCX 2002 Second Quarter Form 10-Q.

4.6

Form of Gold-Denominated II Depositary Receipt. Incorporated by reference to Exhibit 4.6 to the FCX 2002 Second Quarter Form 10-Q.

4.7

Deposit Agreement dated as of July 25, 1994 among FCX, Mellon, as Depositary, and holders of depositary receipts (Silver-Denominated Depositary Receipts) evidencing certain Depositary Shares, each of which, in turn, initially represents 0.025 shares of Silver-Denominated Preferred Stock. Incorporated by reference to Exhibit 4.7 to the FCX 2002 Second Quarter Form 10-Q.

4.8

Form of Silver-Denominated Depositary Receipt. Incorporated by reference to Exhibit 4.8 to the FCX 2002 Second Quarter Form 10-Q.

4.9

Amended and Restated Credit Agreement dated as of October 19, 2001 among FCX, PT Freeport Indonesia, the several financial institutions that are parties thereto, U.S. Bank Trust National Association, as PT Freeport Indonesia Trustee, J.P. Morgan Securities Inc., as arranger, and The Chase Manhattan Bank as administrative agent, security agent, JAA security agent and documentary agent.  Incorporated by reference to Exhibit 4.13 to the Quarterly Report on Form 10-Q of FCX for the quarter ended September 30, 2001.

4.10

Indenture dated as of August 7, 2001 from FCX and FCX Investment Ltd. to The Bank Of New York, as trustee.  Incorporated by reference to Exhibit 4.1 to the FCX November 5, 2001 Form S-3.

4.11

Registration Rights Agreement dated as of August 7, 2001 by and between FCX and FCX Investment Ltd., as issuers, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchaser. Incorporated by reference to Exhibit 4.2 to the FCX November 5, 2001 Form S-3.

4.12

Collateral Pledge and Security Agreement dated as of August 7, 2001 by and among FCX Investment Ltd., as pledgor, The Bank of New York, as trustee, and The Bank of New York, as collateral agent. Incorporated by reference to Exhibit 4.3 to the FCX November 5, 2001 Form S-3.

4.13

Senior Indenture dated as of November 15, 1996 from FCX to The Chase Manhattan Bank, as Trustee.  Incorporated by reference to Exhibit 4.4 to the FCX November 5, 2001 Form S-3.

4.14

First Supplemental Indenture dated as of November 18, 1996 from FCX to The Chase Manhattan Bank, as Trustee, providing for the issuance of the Senior Notes and supplementing the Senior Indenture dated November 15, 1996 from FCX to such Trustee, providing for the issuance of Debt Securities.  Incorporated by reference to Exhibit 4.5 to the FCX November 5, 2001 Form S-3.

4.15

Rights Agreement dated as of May 3, 2000 between FCX and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.  Incorporated by reference to Exhibit 4.26 to the FCX 2000 First Quarter Form 10-Q.

4.16

Amendment No. 1 to Rights Agreement dated as of February 26, 2002 between FCX and Mellon Investor Services. Incorporated by reference to Exhibit 4.16 to Quarterly Report on Form 10-Q of FCX for the quarter ended March 31, 2002 (the FCX 2002 First Quarter Form 10-Q).

4.17

Amendment to Amended and Restated Credit Agreement dated as of December 17, 2002.  Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of FCX dated January 16, 2003.

4.18

Indenture dated as of January 29, 2003 from FCX to The Bank of New York, as Trustee, with respect to the 101/8% Senior Notes due 2010.  Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of FCX dated February 6, 2003.

4.19

Indenture dated as of February 11, 2003 from FCX to The Bank of New York, as Trustee, with respect to the 7% Convertible Senior Notes due 2011.  Incorporated by reference to the Current Report on Form 8-K of FCX dated February 11, 2003.

4.20

Registration Rights Agreement dated as of January 29, 2003 by and among FCX and J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Warburg LLC.  Incorporated by reference to Exhibit 4.20 to the Registration Statement on Form S-4 of FCX filed April 16, 2003.

4.21

Registration Rights Agreement dated as of February 11, 2003, by and between FCX and Merrill Lynch, Pierce, Fenner & Smith Incorporated.  Incorporated by reference to Exhibit 4.20 to the Annual Report of FCX on Form 10-K for the year ended December 31, 2002 (the FCX 2002 Form 10-K).

5.1

Opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. concerning the validity of the notes.

12.1

FCX Computation of Ratio of Earnings to Fixed Charges.  Incorporated by reference to Exhibit 12.1 to the FCX 2002 Form 10-K.

12.2

FCX Computation of Pro Forma Ratio of Earnings to Fixed Charges.

23.1

Consent of Ernst & Young LLP.

23.2

Consent of Independent Mining Consultants, Inc.

23.3

Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. (included in Exhibit 5.1).

24.1

Powers of Attorney pursuant to which this registration statement has been signed on behalf of certain officers and directors of FCX.

24.2

Certified Resolution of the Board of Directors of FCX authorizing this registration statement to be singed on behalf of any offer or director pursuant to a power of attorney.

25.1

Statement of eligibility of Trustee.

Item 17.  Undertakings.

(a)

The undersigned registrant hereby undertakes:

(1)

to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospecuts any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in the volume of the securities offered (if the total dollar value would not exceed that which was registered) any deviation from the high or low end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

(2)

that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

 (b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforeceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, Freeport-McMoRan Copper & Gold Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New Orleans, Louisiana, on April 14, 2003.

Freeport-McMoRan Copper & Gold Inc.

By: /s/ Richard C. Adkerson
                                                                                                                      Richard C. Adkerson

                                                                                                                       President and Chief
                                                                                                                         Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 14, 2003.

Signature

Title

                                      *                                                        Chairman of the Board,

James R. Moffett

Chief Executive Officer

(Principal Executive Officer)

                                      *                                                         Vice Chairman of the Board

B. M. Rankin, Jr.

                    s/s Richard C. Adkerson                                 President and Chief Financial Officer

Richard C. Adkerson

(Principal Financial Officer)

                                    *                                                          Vice President and Controller - Financial Reporting

C. Donald Whitmire, Jr.

(Principal Accounting Officer)

                                      *                                                        Director

Robert J. Allison, Jr.

                                     *                                                         Director

R. Leigh Clifford

                                         *                                                      Director

Robert A. Day

                                       *                                                       Director

Gerald J. Ford

                                      *                                                         Director

H. Devon Graham, Jr.

                                                                               S-1

                                     *                                                          Director

Oscar L. Groeneveld

                                       *                                                        Director

J. Bennett Johnston

                                       *                                                       Director

Bobby Lee Lackey

                                      *                                                        Director

Gabrielle K. McDonald

                                        *                                                       Director

J. Stapleton Roy

                                     *                                                           Director

J. Taylor Wharton

By:

/s/ Richard C. Adkerson

Richard C. Adkerson

Attorney-in-Fact

S-2

EXHIBIT INDEX

Exhibit

Number

                           Description

2.1

Agreement, dated as of May 2, 1995 by and between Freeport-McMoRan Inc. (FTX) and Freeport-McMoRan Copper & Gold Inc. (FCX) and The RTZ Corporation PLC, RTZ Indonesia Limited, and RTZ America, Inc. (the Rio Tinto Agreement).  Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-3 of FCX filed November 5, 2001 (the FCX November 5, 2001 Form S-3).

2.2

Amendment dated May 31, 1995 to the Rio Tinto Agreement.  Incorporated by reference to Exhibit 2.2 to the FCX November 5, 2001 Form S-3.

2.3

Distribution Agreement dated as of July 5, 1995 between FTX and FCX.  Incorporated by reference to Exhibit 2.3 to the FCX November 5, 2001 Form S-3.

4.1

Deposit Agreement dated as of July 1, 1993 among FCX, Mellon Securities Trust Company,  (Mellon), as Depositary, and holders of depositary receipts (Step-Up Depositary Receipts) evidencing certain Depositary Shares, each of which, in turn, represents 0.05 shares of Step-Up Convertible Preferred Stock.  Incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q of FCX for the quarter ended June 30, 2002 (the FCX 2002 Second Quarter Form 10-Q).

4.2

Form of Step-Up Depositary Receipt. Incorporated by reference to Exhibit 4.2 to the FCX 2002 Second Quarter Form 10-Q.

4.3

Deposit Agreement dated as of August 12, 1993 among FCX, Mellon, as Depositary, and holders of depositary receipts (Gold-Denominated Depositary Receipts) evidencing certain Depositary Shares, each of which, in turn, represents 0.05 shares of Gold-Denominated Preferred Stock. Incorporated by reference to Exhibit 4.3 to the FCX 2002 Second Quarter Form 10-Q.

4.4

Form of Gold-Denominated Depositary Receipt. Incorporated by reference to Exhibit 4.4 to the FCX 2002 Second Quarter Form 10-Q.

4.5

Deposit Agreement dated as of January 15, 1994, among FCX, Mellon, as Depositary, and holders of depositary receipts (Gold-Denominated II Depositary Receipts) evidencing certain Depositary Shares, each of which, in turn, represents 0.05 shares of Gold-Denominated Preferred Stock II.  Incorporated by reference to Exhibit 4.5 to the FCX 2002 Second Quarter Form 10-Q.

4.6

Form of Gold-Denominated II Depositary Receipt. Incorporated by reference to Exhibit 4.6 to the FCX 2002 Second Quarter Form 10-Q.

4.7

Deposit Agreement dated as of July 25, 1994 among FCX, Mellon, as Depositary, and holders of depositary receipts (Silver-Denominated Depositary Receipts) evidencing certain Depositary Shares, each of which, in turn, initially represents 0.025 shares of Silver-Denominated Preferred Stock. Incorporated by reference to Exhibit 4.7 to the FCX 2002 Second Quarter Form 10-Q.

4.8

Form of Silver-Denominated Depositary Receipt. Incorporated by reference to Exhibit 4.8 to the FCX 2002 Second Quarter Form 10-Q.

4.9

Amended and Restated Credit Agreement dated as of October 19, 2001 among FCX, PT Freeport Indonesia, the several financial institutions that are parties thereto, U.S. Bank Trust National Association, as PT Freeport Indonesia Trustee, J.P. Morgan Securities Inc., as arranger, and The Chase Manhattan Bank as administrative agent, security agent, JAA security agent and documentary agent.  Incorporated by reference to Exhibit 4.13 to the Quarterly Report on Form 10-Q of FCX for the quarter ended September 30, 2001.

4.10

Indenture dated as of August 7, 2001 from FCX and FCX Investment Ltd. to The Bank Of New York, as trustee.  Incorporated by reference to Exhibit 4.1 to the FCX November 5, 2001 Form S-3.

E-1

4.11

Registration Rights Agreement dated as of August 7, 2001 by and between FCX and FCX Investment Ltd., as issuers, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchaser. Incorporated by reference to Exhibit 4.2 to the FCX November 5, 2001 Form S-3.

4.12

Collateral Pledge and Security Agreement dated as of August 7, 2001 by and among FCX Investment Ltd., as pledgor, The Bank of New York, as trustee, and The Bank of New York, as collateral agent. Incorporated by reference to Exhibit 4.3 to the FCX November 5, 2001 Form S-3.

4.13

Senior Indenture dated as of November 15, 1996 from FCX to The Chase Manhattan Bank, as Trustee.  Incorporated by reference to Exhibit 4.4 to the FCX November 5, 2001 Form S-3.

4.14

First Supplemental Indenture dated as of November 18, 1996 from FCX to The Chase Manhattan Bank, as Trustee, providing for the issuance of the Senior Notes and supplementing the Senior Indenture dated November 15, 1996 from FCX to such Trustee, providing for the issuance of Debt Securities.  Incorporated by reference to Exhibit 4.5 to the FCX November 5, 2001 Form S-3.

4.15

Rights Agreement dated as of May 3, 2000 between FCX and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.  Incorporated by reference to Exhibit 4.26 to the FCX 2000 First Quarter Form 10-Q.

4.16

Amendment No. 1 to Rights Agreement dated as of February 26, 2002 between FCX and Mellon Investor Services. Incorporated by reference to Exhibit 4.16 to Quarterly Report on Form 10-Q of FCX for the quarter ended March 31, 2002 (the FCX 2002 First Quarter Form 10-Q).

4.17

Amendment to Amended and Restated Credit Agreement dated as of December 17, 2002.  Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of FCX dated January 16, 2003.

4.18

Indenture dated as of January 29, 2003 from FCX to The Bank of New York, as Trustee, with respect to the 101/8% Senior Notes due 2010.  Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of FCX dated February 6, 2003.

4.19

Indenture dated as of February 11, 2003 from FCX to The Bank of New York, as Trustee, with respect to the 7% Convertible Senior Notes due 2011.  Incorporated by reference to the Current Report on Form 8-K of FCX dated February 11, 2003.

4.20

Registration Rights Agreement dated as of January 29, 2003 by and among FCX and J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Warburg LLC.  Incorporated by reference to Exhibit 4.20 to the Registration Statement on Form S-4 of FCX filed April 16, 2003.

4.21

Registration Rights Agreement dated as of February 11, 2003, by and between FCX and Merrill Lynch, Pierce, Fenner & Smith Incorporated.  Incorporated by reference to Exhibit 4.20 to the Annual Report of FCX on Form 10-K for the year ended December 31, 2002 (the FCX 2002 Form 10-K).

5.1

Opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P concerning the validity of the notes.

12.1

FCX Computation of Ratio of Earnings to Fixed Charges.  Incorporated by reference to Exhibit 12.1 to the FCX 2002 Form 10-K.

12.2

FCX Computation of Pro Forma Ratio of Earnings to Fixed Charges.

23.1

Consent of Ernst & Young LLP.

23.2

Consent of Independent Mining Consultants, Inc.

23.3

Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. (included in Exhibit 5.1).

E-2

24.1

Powers of Attorney pursuant to which this registration statement has been signed on behalf of certain officers and directors of FCX.

24.2

Certified Resolution of the Board of Directors of FCX authorizing this registration statement to be singed on behalf of any offer or director pursuant to a power of attorney.

25.1

Statement of eligibility of Trustee.

E-3